Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD REPORTS FIRST QUARTER 2003 RESULTS
(All dollar amounts in U.S. currency)

May 9, 2003

Highlights

•	El Peñón gold production of 85,000 ounces at a cash cost of $44 per ounce

•	Net income of $8.8 million, or $0.09 per share

•	Gold production of 108,000 ounces at a cash cost of $92 per ounce

•	Operating cash flows of $11.9 million helped increase total cash balances to $139 million

•	The Company remains unhedged in gold and debt free

•	Management additions strengthens Meridian

1st Quarter Results
Meridian Gold, Inc. generated net income of $8.8 million, or $0.09 per share for the quarter, representing a return on sales of 25%. Operating margins remained strong at 40% and unchanged year-over year.

These results are mainly driven by El Peñón’s performance, which produced 84,640 ounces of gold at a cash cost of $44 per ounce of gold.

For the first quarter, Meridian produced a total of 107,795 ounces of gold at a cash cost of $92 per ounce. Net free cash flow generation was strong, increasing cash balances to $139 million.

During the quarter, exploration spending of $3.3 million was expensed. The new exploration drilling campaign at El Peñón began in February, and four significant target areas have been identified. Should these areas continue to present encouraging results, Meridian will provide an update later in the second quarter.

Year-to-Date Results
For the three months ended March 31, cash costs for the Company have increased to $92 from $78 due to record low costs at El Peñón in the first quarter of 2002. Compared to fourth quarter 2002, cash costs of $93 have remained stable. Total production costs per ounce increased from $128 in the first quarter of 2002 to $152 for this quarter as a result of the increase in cash costs discussed above. Year-to-date gold production is 107,795 ounces. Increased revenues for the period, of $35.9 versus $31.1 million for the same period last year, are due to a higher average realized gold price of $355 versus $294, or 21% above the prior year. Net income for the period of $8.8 million is lower than the $10.3 million for the same period last year primarily due to a higher effective income tax rate.

Summary
Brian Kennedy, Meridian’s Chief Executive Officer, summed up the quarter as follows: “The first quarter provided a mixed result. On the one hand, following Esquel’s referendum vote in late March we decided to pause all activity at our Esquel property in order to listen and understand the community’s concerns. On the other hand, our El Peñón mine in Chile continues to deliver excellent operating and financial results, with cash costs under $50 per ounce and metal recoveries up 2 percentage points versus a year ago.”

Management’s Discussion and Analysis
The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income
Meridian reported net income of $8.8 million for the first quarter of 2003, or $0.09 per share, a decrease of $0.05 on a per share basis from the first quarter of last year due to the issuance of an additional 22,000,000 shares in connection with the Brancote Holdings PLC acquisition as well as an increase in tax expense.

Sales revenue increased approximately 15% over the prior year reflecting the higher average realized gold prices. The average realized gold price was $355 per ounce versus $294 per ounce in the prior year. Quarterly production was 107,795 ounces of gold, of which 101,974 ounces were sold and recognized on the financial statements.

Operating margins remained stable at 40%. Higher gold prices were offset by higher cash costs of $92 per ounce versus $78 per once in 2003.

In accordance the guidance concerning intra-period tax allocations, the Company is required to recognize tax expense evenly throughout the year. Therefore, the Company is recognizing $6.0 million net tax expense for the first quarter, which is equivalent to a 35% tax rate on Chilean income, or a 41% overall corporate tax rate on operating income.

Liquidity and Capital Resources
Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $11.9 million in the first quarter of 2003. At March 31, 2003, Meridian’s total cash position was $139 million, versus $105.7 million as of March 31, 2002, a 32% increase.

Capital expenditures of $8.9 million were $4.1 million higher than the same period in the prior year. This increase is driven by the purchase of a power line and substation at El Peñón, for a total $4.8 million.

Expected cash requirements for operations for 2003 include approximately $18 million for planned capital expenditures (excluding Esquel) primarily consisting of the 1st quarter acquisition of the power line in Chile, as well as additional underground development at the El Peñón and Jerritt Canyon mines. Underground development at the El Peñón mine is expected to be $10.0 million.

Exploration spending in 2003 will be approximately $12 million. The Company will fund this from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded from existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón
During the first quarter, the mine produced 85,000 ounces of gold and 1.2 million ounces of silver at a cash cost of $44 per gold ounce. Total production costs including depreciation, depletion, amortization, and reclamation were $100 per gold ounce. The underground mine produced 112 thousand tons of ore at average grades of 16.9 gpt gold and 260 gpt silver. Open pit operations produced 61 thousand tons of ore at average gold and silver grades of 11.4 gpt and 102 gpt, respectively.

During the first quarter mill throughput was 169,000 tonnes. El Peñón continues to focus on reducing grind size of the ore to a range of 91 to 98 microns, versus a design of 105 microns to optimize metal recoveries. In order to maintain this grind size and improved recoveries and to operate the plant at its designed capacity, Meridian will install a pebble crusher at an approximate cost of $600,000. Recoveries have improved from 95% to 97% for gold and from 91% to 93% for silver. This is the result of grind, increased retention time, commissioning of a new clarifier, efficient stockpile management and other improvements in the processing circuit.

The first quarter average mill grade was 16.2 g/tonne gold and 246 g/tonne silver versus 17 g/tonne gold and 295 g/tonne silver in the first quarter of 2002.

Esquel
On Sunday, March 23, 2003, the city of Esquel (“Esquel”) in the Republic of Argentina held a non-binding referendum to poll the local residents on Meridian’s development of a nearby precious metals mine. Based on the approximately seventy-five percent turnout of Esquel residents, eighty one percent of voters were opposed to the mine.

After the results of this non-binding referendum in Esquel, the Company decided to pause its development process in order to re-evaluate the current project. A water study is ongoing with an increasing scope of work to address communities concerns. Provincial Authorities will initiate their audit of the study in the second quarter. Meridian has engaged consultants to assist Meridian to listening and understanding the community concerns. The management of the project was readdressed by placing Executive Vice President, Edward H. Colt, with ultimate oversight of the project.

Meridian made these changes in an effort to understand and address the community needs of Esquel. During the pause, the Company will continue to employ its local resident staff. The associated fixed costs are approximately $250,000 per month.

Jerritt Canyon
During the first quarter, Meridian’s share (30%) of Jerritt Canyon production was 22,000 ounces of gold at a cash cost of $276 per gold ounce versus cash costs of $308 per gold ounce for the first quarter of last year, an improvement of 10%.

Subsequent to the 2002 year-end, the Company’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., entered into a purchase and sale agreement with Queenstake Resources Ltd. (“Queenstake”) to sell their combined interest of the Jerritt Canyon Joint Venture, with an estimated closing date in April 2003. However, the purchase and sale agreement was terminated, as Queenstake did not satisfy the terms of the agreement. There should be no material effect on net income or shareholders’ equity.

Beartrack

For the first quarter, Beartrack produced 1,200 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Residual production from rinsing the pad should continue to produce recoverable gold through December 2003 on a declining basis.

Outlook:
For 2003, Meridian expects to produce 320,000 ounces of gold from El Peñón at a cash cost of approximately $55 per ounce; and 87,000 ounces from Jerritt Canyon at a cash cost of $271 per ounce.

Management Additions:
During the quarter, Meridian strengthened its management team with the addition of Darrin Rohr, as Vice President of Human Resources. Darrin has a background in the mining industry, having worked at Meridian’s Paradise Peak mine in Nevada as well as Anglo Gold’s Cresson mine in Colorado. Most recently, Darrin was Vice President of Human Resources at Charles Schwab & Company.

Financial Reporting Measures
The Company has historically provided financial measures, some of which are based on Canadian generally accepted accounting principles (GAAP), and others that are not prepared in accordance with GAAP (non- GAAP). Recent legislative and regulatory changes encourage the use of GAAP financial measures and require companies to explain why non-GAAP financial measures are relevant to management and investors. To the extent that non-GAAP financial measures are deemed to be relevant, companies are required to reconcile those measures to the most directly comparable GAAP financial measures.

As a result of these changes, the Company has conducted a review of its GAAP and non-GAAP financial measures that are presented throughout this press release. In order to meet the requirements under these new regulations, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures”. (See Appendix “A”)

1st Quarter Conference Call
Meridian is hosting a simultaneous live webcast of its conference call on Friday, May 9th, 2003, at 12:00 PM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for whose who would like to hear the discussion again, a replay will be available for one week following the call (toll-free 1-877-519-4471 or international 1-973-341-3080 replay # 3890498) and the webcast will be available for 3 months on the www.viavid.com website.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality and value of the ounces we produce, not the quantity of ounces produced. Meridian Gold Inc.’s 99 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at, or contact:

Wayne M. Hubert	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Un-audited and in US$ million, except per share data)

	Three Months
	Ended March 31

	2003	2002
Sales	$35.9	$31.1
Costs and Expenses
Cost of Sales	8.9	8.8
Depreciation, depletion & amortization	6.6	5.4
Reclamation	0.2	0.2
Exploration costs	3.3	2.0
Selling, general and administrative	2.5	1.7
Other expenses/(income)	(0.1)	0.3

Total costs and expenses	21.4	18.4

Operating income	14.5	12.7
Interest income	0.3	0.4
Gain on Sale of Fixed Assets	—	—
Tax Benefit (expense)	(6.0)	(2.8)

Net income	$8.8	$10.3

Income per common share-basic	$0.09	$0.14
Income per common share-dilutive	$0.09	$0.13

Number of common shares used in earnings
per share computations (millions)-Basic	99.9	77.4

Number of common shares used in earnings
per share computations (millions)-Dilutive	99.9	77.4

Meridian Gold Inc.
Operating Data (Un-audited)

	Three Months Ended
	March 31

	2003	2002
El Peñón Mine
Gold Production	84,640	87,898
Silver Production	1,235,037	1,456,877
Tonnes ore mined (thousands)	173	162
Mill tonnes processed (thousands)	169	169
Avg. mill gold ore grade (grams/tonne)	16.2	17.0
Avg. mill silver ore grade (grams/tonne)	246	295
Mill gold recovery	97%	95%
Mill silver recovery	93%	91%
Cash cost of production/ ounce	$44	$25
Total production cost/ ounce	$100	$69
Jerritt Canyon Joint Venture
Gold production (Meridian Gold’s 30% share)	21,945	20,227
Tonnes ore mined (100%, thousands)	250	218
Mill tonnes processed (100%, thousands)	364	268
Avg. mill ore grade (grams/tonne)	7.8	8.9
Mill recovery	88%	87%
Cash cost of production/ ounce	$276	$308
Total production cost/ ounce	$351	$383
Beartrack Mine
Gold production - heap leach	1,210	2,463
Company Totals
Ounces of gold produced	107,795	110,588
Ounces of gold sold	101,974	109,362
Avg. realized price/ ounce	$355	$294
Cash cost of production/ ounce	$92	$78
Total cost of production/ ounce	$152	$128

Note: Cash and total cost per gold ounce are net of silver by-product credits

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Un-audited and in US$ millions)

	March 31	December 31
	2003	2002

Assets
Current Assets
Cash and cash equivalents	$125.2	$121.9
Restricted Cash	13.8	13.8
Trade & other receivables	7.4	3.6
Inventories	6.7	5.9
Deferred tax asset	3.4	3.4
Other current assets	3.4	1.6

Total current assets	$159.9	$150.2

Property, plant and equipment, net	551.7	549.4
Other assets	4.7	3.8

Total Assets	$716.3	$703.4

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable, trade & other	$7.0	$7.3
Accrued and other liabilities	12.6	14.9

Total current liabilities	19.6	22.2

Deferred tax liability	162.1	159.1
Other long-term liabilities	31.9	28.9
Shareholders’ equity	502.7	493.2

Total liabilities and shareholders’ equity	$716.3	$703.4

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Un-audited and in US$ millions)

	March 31	December 31
	2003	2002

Retained earnings at the beginning of period	$108.2	$66.7
Net Income	$8.8	$41.5

Retained earnings at the end of period	$117.0	$108.2

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Un-audited and in US$ millions)

	Three Months
	Ended March 31

	2003	2002

Net Income (loss)	$8.8	$10.3
Provision for depreciation, depletion and amortization	6.6	5.4
Stock compensation expense	0.4	0.5
Changes in current assets and liabilities, net	(5.9)	(3.1)
Changes in long-term assets and liabilities, net	2.0	(0.2)

Net cash provided by operating activities	11.9	12.9

Cash flow from investing activities
Capital spending	(8.9)	(4.8)

Net cash used in investing activities	(8.9)	(4.8)

Cash flow from financing activities
Proceeds from sale of common stock	0.3	0.3

Net cash used in financing activities	0.3	0.3

Increase in cash and cash equivalents	3.3	8.4
Cash and cash equivalents, beginning of period	121.9	97.3

Cash and cash equivalents, end of period	$125.2	$105.7

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The un-audited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying un-audited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

These un-audited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

During the first quarter, the Company recognized $478,000 of the deferred revenue on expiring gold hedge contracts in the accompanying Consolidated Statement of Operations.

3.	Jerritt Canyon

Subsequent to the 2002 year-end, the Company’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., entered into a purchase and sale agreement with Queenstake Resources Ltd. (“Queenstake”) to sell their combined interest of the Jerritt Canyon Joint Venture, with an estimated closing date in April 2003. However, this purchase and sale agreement was terminated, as terms of the agreement were not satisfied. There should be no material effect on net income or shareholders’ equity.

4.	Stock-based Compensation

The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s Stock Option Plans are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, the pro-forma net income and the pro-forma net income per common share would have been.

Quarter Ended
March 31, 2003

(In millions)
Net income - as reported
As reported	$8.8
Pro-forma	$8.7
Net income per common share
As reported	$0.09
Pro forma	$0.09
Diluted pro-forma	$0.09

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for the quarter ended March 31, 2003:

Expected volatility	62.1%
Expected dividend yield	0.0%
Risk free interest rate, average	1.34%
Expected life of options granted	5 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended	Pro Forma Compensation
March 31	Expense

(In millions)
2003	$0.3
2004	$0.5
2005	$0.4
2006	$0.0

Appendix “A”

Non-GAAP Measures

Meridian Gold Company has included measures of earnings called “return on sales”, and “operating margins” in this document. This document also includes the terms “cash cost” and “free cash flow”. Return on sales is defined as net income divided by sales for the reporting period. Operating margin is defined as operating income divided by sales. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but do not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce. Free cash flow is defined as the net cash provided by operating and investing activities. Finally, average realized gold price is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period, and is included in Sales on the accompanying Consolidated Condensed Statement of Operations.

The Company believes that in addition to conventional measures, prepared in accordance with United States generally accepted accounting principles (GAAP), certain investors use this information to evaluate The Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

In Millions	Three Months Ended March, 31

	2003	2002
Return On Sales
Sales	$35.9	$31.1
Net Income	$8.8	$10.3
ROI	25%	33%
Net Income/Sales=Return On Sales (ROI)
Operating Margins
Sales	$35.9	$31.1
Operating Income	$14.5	$12.7
OM	40%	41%
Operating Income/Sales=Operating Margins (OM)
Cash Costs
Cash Operating Costs (1)	$15.5	$14.7
Silver Revenue	$(5.7)	$(6.3)
Gold Production	$0.107	$0.108
Cash Costs (2)	$92	$78
Free Cash Flow
Net cash provided by operating activities	$11.9	$12.9
Net cash used by investing activities	($8.9)	($4.8)

Free Cash Flow	$3.0	$8.1

1.	Cash Operating Cost=Cost of Operations-(Depreciation+Reclamation Accruals)

2.	Cash Operating Costs - Silver Revenue/Gold Production=Cash Cost